WARDROP
A TETRA TECH COMPANY

March 31, 2011

BY SEDAR

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission (Securities Division)
Manitoba Securities Commission
Ontario Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Securities Commission of Newfoundland and Labrador
Registrar of Securities, Prince Edward Island

MAG Silver Corp. (the "Company")

We refer to the annual information form of the Company dated March 31, 2011 (the "**AIF**") and the technical report dated August 19, 2009 entitled "Valdecañas Project – Scoping Study NI 43-101 Technical Report" (the "Technical Report"), which we have prepared for the Company.

Pursuant to Section 8.3 of National Instrument 43-101 – "*Standards of Disclosure for Mineral Projects*" this letter constitutes the consent of the undersigned to the reference in the AIF to extracts from, and a summary of, the Technical Report.

We also confirm that we have read the AIF and that the AIF fairly and accurately represents the information in the Technical Report that supports the disclosure set out in the AIF.

/s/ "Signed Hassan Ghaffari"
Hassan Ghaffari, P.Eng.
Wardrop Engineering Inc.

/s/ "Signed S. Byron Stewart"
S. Byron Stewart, P.Eng.
Wardrop Engineering Inc.